EXHIBIT 99.1

[Q 3 R E P O R T] 2004

THIRD QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the third quarter ended January 31, 2004 and 2003. This discussion should be read in conjunction with the Condensed Consolidated Financial Statements and related notes. Reference should also be made to the Company's filings with Canadian and United States securities regulatory authorities. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Introduction

Leitch is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

      Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video. Although their current product offerings are distinct, the three product lines are closely inter-related and share resources. This organizational structure may change as customer requirements and technology evolve.

      The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to consider strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

      The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have typically trended in the

LEITCH TECHNOLOGY CORPORATION

50-55% range for the past few years although its fixed cost infrastructure over reduced volumes, and currency fluctuations have had a significant impact on margin. At the Company's revenue levels during the last three quarters, gross margin has fallen to the 40-50% range, although the Company expects to return to historical margin levels through a combination of cost reductions, shifting the product mix to newer products which have higher margins, and expected improvements in volumes. Due to the high margins, profitability is significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, selling and administrative and research and development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without impacting the Company's ability to grow when the markets return. The Company undertook an expense reduction plan in the first quarter to remove 5-10% of the cost base, and has plans to remove a further $10 million from its annual expenses during the fourth quarter of fiscal 2004, as described below.

Business Developments

On November 20, 2003 the Company announced that Tim Thorsteinson had accepted the position of CEO. Mr. Thorsteinson brings extensive experience in the professional television market, most recently with Thomson Broadcast and Media Solutions where he led the Broadcast product line.

      In February 2004, the Company announced the following senior management changes:

  •
  David Toews was appointed to the position of chief financial officer following the resignation of Reg Tiessen. Mr. Toews has been with Leitch for over three years as vice president, finance and is a chartered accountant with over 10 years of post-qualifying experience.

  •
  Salil Munjal, chief operating officer, has left the Company. The leaders of Leitch's three business units — servers, post and video processing and distribution will now report directly to Tim Thorsteinson, president and CEO.

  •
  Barry Todd, head of international sales and Robert Seufferheld head of sales for the Americas have left Leitch. The regional sales leaders will now report directly to the CEO.

      The Company has initiated a plan to remove $10 million from its annual expenses. $5 million of this reduction will come from reducing headcount, including the changes announced above. These reductions, and the related charges will be finalized in the fourth quarter of fiscal 2004. The other $5 million in reductions will come from reducing non-personnel spending and facility related costs.

      The Company is also initiating a full review of its current product offering, with a view to accelerate the transition to its newer products. This will result in earlier than planned product obsolescence activities, which will result in an inventory charge in the fourth quarter of fiscal 2004. The amount of this charge is not yet known, but total charges associated with headcount reductions, and inventory rationalization are expected to be in the $8 to $12 million range. Longer term, a full review of the Company's manufacturing strategy is being undertaken, with a view to increasing the variability of the manufacturing, without impairing the Company's ability to meet its customers needs.

      The Company has initiated plans to reduce its facility requirements, and to consolidate its operations where feasible. As a result, the Company expects to take a charge in addition to

LEITCH TECHNOLOGY CORPORATION

the $8 to $12 million charge discussed above in the fourth quarter of fiscal 2004 or first quarter of 2005 for lease exit costs. The timing of the charge will be dependant on when the Company is able to fully exit the facilities. The amount of this charge is not yet known, however, the total minimum future lease payments on the properties being reviewed is approximately $12 million, excluding operating costs. The actual payment of these costs may be spread over a term of up to 10 years.

Other highlights include:

  •
  Winning a multi-million dollar contract to supply an eight-channel transmission and archive system to the Arab Radio and Television Network (ART) in Jordan.

  •
  Announcing that Matsushita Electric Industrial Co., Ltd. ("Panasonic") (NYSE: MC), Official Worldwide Olympic Partner since 1988, has chosen the new Panacea™ compact routing switchers and 6800+ modular infrastructure platform, to help provide broadcast coverage of the 2004 Athens Summer Games in Athens, Greece.

  •
  Gaining momentum in the Company's newer product lines, including NEXIO™, Panacea, 6800+, Whiplash2 and Opus.

  •
  Showcasing the Company's Integrated Content Environment ("ICE") at CABSAT 2004, the Middle East's leading electronic media event held in February, 2004.

Results of Operations

Impacts of Foreign Exchange

The Company is impacted by fluctuations in foreign currencies, most significantly by changes in the value of the Canadian dollar in relation to the US dollar. The Company's revenue is predominantly in US dollars, which is mitigated somewhat by US dollar expenditures in inventory and operating expenses. The strengthening of the Canadian dollar in relation to the US dollar over the past year has resulted in reduced revenues being reported in fiscal 2004 when compared to fiscal 2003. The estimated impact of currency fluctuations on revenue is approximately $6.1 million when comparing current quarter revenue to that of the same period a year ago, and $13.6 million when comparing the year to date revenue to that of the same period a year ago.

      Foreign exchange fluctuations also impact gross margin through the effect on revenue and inventory cost. The net impact of this is approximately 1-2% of gross margin. Also affected are operating expenses as the Company maintains sales, service and R&D operations in the United States. Approximately 50% of the reduction in reported operating expenses (selling and administrative and research and development) for both the current quarter and year to date when compared to the prior year period are the result of foreign exchange impacts.

      The estimated impact of currency fluctuations on the net loss is approximately $0.6 million when comparing the current quarter loss to that of the same period a year ago, and $2.0 million when comparing the year to date loss to that of the same period a year ago.

Revenue

Revenue for the quarter ended January 31, 2004, totaled $38.8 million, a decrease of $10.3 million or 21% from the $49.1 million earned during the third quarter of the preceding fiscal year and an increase of $2.4 million or 7%, compared to revenue of $36.4 million during the previous quarter ended October 31, 2003. The Company received $36 million in orders during the third quarter of fiscal 2004, which is up from

LEITCH TECHNOLOGY CORPORATION

the $33 million received in the second quarter. The Company saw a rebound in shipments in Servers, as its recently released NEXIO™ platform began shipping in the third quarter. Sales in the Server line dropped significantly in the second quarter, when NEXIO™ was introduced at September 2003's IBC show. The product introduction process is complex, involving the training for and acceptance of the new products on a global basis by customers, dealers and integrators. The Company underestimated the effects of these delays and do not expect them to recur.

      The Company's revenue has also been adversely impacted by the continued strengthening Canadian dollar against the U.S. dollar. Revenue was negatively impacted by currency exchange by $0.9 million from prior quarter, and $6.1 million from the prior year quarter.

      Revenue for the nine months ended January 31, 2004 was $112.7 million, a decrease of $29.1 million or 21% from the $141.8 million earned during the nine months ended January 31, 2003. Approximately $13.6 million of the decrease in revenue is attributable to the impact of foreign exchange. The remaining impact is attributable to continued soft markets and deferred buying decisions by customers.

Product Revenue

The following tables summarize the revenue from the Company's product segments:

	Three months ending
($ millions)	January 31, 2004%		October 31, 2003%		January 31, 2003%

Product Segment
VP&D	$27.8	72%	$28.0	77%	$33.5	68%
Servers	6.3	16%	4.2	12%	9.3	19%
Post Production	4.7	12%	4.2	11%	6.4	13%

Total Revenue	$38.8	100%	$36.4	100%	$49.1	100%

	Nine months ending January 31,
	2004	%	2003	%

Product Segment
VP&D	$81.5	72%	$99.3	70%
Servers	18.9	17%	26.9	19%
Post Production	12.3	11%	15.5	11%

Total Revenue	$112.7	100%	$141.8	100%

The historical ratio of revenue across product segments has been 65-70% for VP&D, 15-20% for Servers and 10-15% for Post. On a year to date basis, revenue is down across all product lines.

      Revenue for VP&D remained flat from the prior quarter, although after currency exchange is considered, there was a slight increase in volume. Year to date revenue is down by $17.8 million, or 18%, compared to the prior year due to a combination of the strengthening Canadian dollar and weak markets. The Company also believes that the large number of products introduced over the past several quarters has had some effect, as customers need time to evaluate the new products and may postpone buying older products as they wait for the new products to be released.

      The Company believes Server sales were impacted more significantly in the second quarter of fiscal 2004 than anticipated due to the introduction of NEXIO™ in September of 2003, as customers deferred their buying decisions

LEITCH TECHNOLOGY CORPORATION

pending their review of the product, or to ensure the availability of a full product offering. The increase in revenue from the second to third quarter supports this belief. It is important to note that Server revenue tends to be project driven and can fluctuate significantly from quarter to quarter. The decrease in year to date revenue from servers is attributable to the impact of foreign exchange and the factors discussed above.

      The Company has seen softness in demand for its Post lines across all geographies. The Company expects demand to improve with the introduction of products supporting high definition over the next quarter.

Geographic Revenue

The following tables summarize the revenue from the Company's geographic segments:

	Three months ending
($ millions)	January 31, 2004%		October 31, 2003%		January 31, 2003%

Geography
United States	$15.3	39%	$14.5	40%	$23.0	47%
Europe	8.9	23%	10.3	28%	9.7	20%
Non-US Americas	5.4	14%	5.4	15%	7.8	16%
Pacific Rim	9.2	24%	6.2	17%	8.6	17%

Total Revenue	$38.8	100%	$36.4	100%	$49.1	100%

	Nine months ending January 31,
	2004	%	2003	%

Geography
United States	$47.1	42%	$71.2	50%
Europe	26.2	23%	26.1	19%
Non-US Americas	15.6	14%	20.2	14%
Pacific Rim	23.8	21%	24.3	17%

Total Revenue	$112.7	100%	$141.8	100%

The historical ratio of revenue across geographic segments has been 45-55% for the United States, 15-25% for Europe, 10-20% for Non-US Americas and 10-20% for the Pacific Rim. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. The impact of foreign exchange also affects revenues reported. This is most prevalent in the United States and Pacific Rim regions, which are outlined below. Over the next few years, the Company expects revenue from the Pacific Rim to grow in relation to that of more mature markets.

      The ratio of revenues by geography in the current year is different from historical and expected ratios. The United States has been below its historical share of the Company's revenue, which is driven partly by growth in the Pacific Rim, but more significantly by softness in demand, and delays in buying decisions. The Company expects the US market will return to historical buying patterns, however the timing of this recovery continues to be uncertain.

      Approximately $9 million of the year to date decrease in sales in the United States is the result of the impact of foreign exchange. The Company believes the decrease in revenue in the United States is also due to a more competitive market and the large number of products introduced over the past several quarters, as customers need time to evaluate the new products and may postpone buying older products as they wait for the new products to be released. Further, the Company believes it has fallen behind the market relative to high definition product introductions. The Company has been working to correct this, and is introducing, or already has introduced products to address the gap in its high definition offering.

      The impact of foreign exchange has reduced reported revenue by approximately $3 million year to date in the Pacific Rim compared to the prior year. Revenue in the Pacific Rim increased by $3.0 million or 48% from $6.2 million in the second quarter of fiscal 2004 to $9.3 million in the third quarter, due largely to increased Server sales.

LEITCH TECHNOLOGY CORPORATION

Gross Margin

Gross margin as a percentage of revenue was 45% in the third quarter of fiscal 2004 compared to 50% in the third quarter of fiscal 2003 and 43% in the previous quarter. Gross margin was 45% for the first three quarters of fiscal 2004, down from the 51% reported for the same period in the previous year. Gross margin continues to see downward pressure due to lower volumes over which to spread fixed overheads and the strengthening Canadian dollar.

      At current revenue levels, the Company expects gross margin to be in the 45% to 50% range. Moderate fluctuations in revenue will have an impact on gross margin, as the fixed costs of the Company's manufacturing operations are spread over different production volumes. The Company is reviewing its manufacturing strategy over the next six months with a view to decreasing the fixed cost components of its manufacturing process.

Research and Development

The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the professional video industry. This investment drives future revenues and margins through new product introductions and more cost-effective designs. R&D spending does not fluctuate directly with current revenues; however, the Company monitors this spending in relation to revenues and will adjust spending when appropriate. During the first quarter of fiscal 2004, the Company took steps to reduce R&D costs by consolidating certain VP&D and Post functions and facilities, without adversely affecting product development. Further reductions are expected to be completed in the fourth quarter of the current year as the Company removes additional costs and further consolidates facilities. The benefit of these reductions will begin to be reflected in the Company's fourth quarter results.

      Investment in R&D in the third quarter of fiscal 2004 was $7.5 million or 19% of revenue, down from $9.2 million or 19% of revenue in the third quarter of fiscal 2003 and down from $8.0 million or 22% of revenue in the second quarter of fiscal 2004. The Company's R&D investment decreased from the prior periods as expected due to the consolidation of functions in the first quarter, combined with reduced spending on materials and prototypes and the impacts of a strengthening Canadian dollar. Approximately 50% of the reduction in spending from the prior year is the result of currency impacts. R&D expenses decreased by $3.0 million for the nine months of fiscal 2004 compared to the $27.3 million spent for the same period of fiscal 2003. The decrease is due to the impacts of foreign exchange as well as the expense reduction initiatives discussed above.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 12% in the third quarter of fiscal 2004 to $14.8 million from $16.8 million in the third quarter of fiscal 2003. Selling and administrative costs decreased by $0.3 million or 2% from $15.1 million in the previous quarter. Spending in the second quarter is impacted by the Company's attendance at the annual IBC show in Europe, while spending in the third quarter in fiscal 2004 was higher due to costs associated with the Company's annual general meeting and costs associated with executive changes. Selling and administrative expenses were 38% of revenue in the third quarter of fiscal 2004, compared to 34% of revenue in the third quarter of fiscal 2003 and 41% of revenue in the second quarter of fiscal 2004. Selling and administrative expenses decreased by $7.5 million for the nine months of fiscal 2004

LEITCH TECHNOLOGY CORPORATION

compared to the $50.9 million spent for the same period of fiscal 2003. The decrease is due to the expense reduction plans as well as foreign exchange impacts, offset by increased costs related to the December 2003 annual general meeting, which were higher than normal.

      Selling and administrative expenses include sales, customer service, marketing and administration. For the most part, this expense base is fixed in nature and does not correlate directly with revenue. Selling and administration expenses increase in the second and fourth quarters of every fiscal year due to the attendance of the IBC and NAB shows respectively. Over the past few years, and more significantly during fiscal 2004, the Company has been working to reduce expenses without impairing its ability to respond when capital spending returns.

Other Charges

In the first quarter of fiscal 2004 the Company took a charge of $2.9 million, mostly made up of severance costs related to cost reduction initiatives. No such charge was recorded during the second and third quarters of fiscal 2004 or during fiscal 2003.

Goodwill and Acquired Technology

During the fourth quarter of fiscal 2003, the Company wrote off its entire balances of goodwill and acquired technology. This resulted in a non-cash charge of $83.1 million during the fourth quarter of fiscal 2003. During the third quarter of fiscal 2003, the Company booked $1.5 million for amortization of acquired technology, bringing the year to date amortization to $4.5 million.

Net Loss

Net loss during the third quarter of fiscal 2004 was ($4.1 million) or ($0.12) per share compared to ($1.9 million) or ($0.06) per share in the third quarter of fiscal 2003 and ($6.4 million) or ($0.19) per share in the previous quarter. The increase in the loss compared to the prior year quarter is primarily due to reduced revenue levels offset by savings achieved by the Company's cost reduction efforts. The decrease in the loss from the prior quarter is primarily due to increased revenue, cost reductions realized during the quarter and tradeshow costs incurred in the prior quarter, offset by costs associated with the annual meeting incurred in the current quarter, which were higher than normal. Net loss for the nine months ending January 31, 2004 was ($15.6 million), compared with ($6.7 million) for the same period last year. The increase in loss of $8.9 million is due to the $2.9 million restructuring charges taken in the first quarter combined with a $29.1 million dollar reduction in revenues, offset by the Company's cost reduction efforts.

Liquidity and Capital Resources

Cash Position

At January 31, 2004, the Company's cash and cash equivalents position was $25.5 million compared to $18.6 million at the end of the last fiscal year. The primary reason for the increase in cash and cash equivalents is the proceeds from issuance of capital stock, offset by the net loss incurred by the Company.

      The Company has established a three year $20 million senior secured credit facility with CIT Business Credit Canada Inc. This facility is available for general corporate purposes and the Company's future growth plans. Availability of the facility is based on quality and aging of accounts receivable in North America. At January 31, 2004, the availability is

LEITCH TECHNOLOGY CORPORATION

approximately $5 million. The Company has not drawn any amount on the facility.

      The Company accesses the capital markets from time-to-time for a variety of purposes.

Capital Assets and Expenditures

Capital assets, net of accumulated depreciation, decreased to $37.6 million at January 31, 2004 from $47.4 million at April 30, 2003 and $51.0 million at January 31, 2003. Additions to capital assets were $0.8 million during the third quarter of fiscal 2004, and $1.9 million year to date. The investments in capital assets were financed from cash balances.

      The Company plans to spend less than $5.0 million on capital projects during fiscal 2004, and a similar amount in fiscal 2005, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flows from operations.

      The Company has sold its building in Virginia, USA through a sale/leaseback arrangement. Total proceeds on the sales were $3.2 million, and the Company has future minimum lease payments of $2.3 million over the next 10 years. The accounting gain on sale of $1.1 million is being deferred and amortized over the leaseback period.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company's 2003 Audited Consolidated Financial Statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

The Company derives its revenue from direct sales to professional video customers as well as through dealers and systems integrators, which also sell to professional video customers. Customers typically issue standard purchase orders to the Company, or, in the case of more complex installations, project specific contracts are signed. The Company recognizes product revenue upon shipment to the customer as performance has occurred, all customer-

LEITCH TECHNOLOGY CORPORATION

specified acceptance criteria have been tested and met, and the earnings process is considered complete.

Income Taxes

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Restructuring Charges

The Company recorded a $2.9 million restructuring charge for cost savings initiatives incurred during the first quarter of fiscal 2004, primarily for workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges are primarily employee severance and benefit costs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balance.

Risk Factors

In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

      The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

LEITCH TECHNOLOGY CORPORATION

New Products and Technological Change

The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards, and the Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

      The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

      There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third

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parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

      These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

      There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

      The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including NAB in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to

LEITCH TECHNOLOGY CORPORATION

attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

      During the past four quarters, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's U.S. dollar exposure. The Company has hedged approximately 65% of its forecasted net U.S. dollar cash flow exposure in fiscal 2004 at rates above spot rates at January 31, 2004.

Carrying Value of Future Tax Assets

The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

      With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

      In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations

LEITCH TECHNOLOGY CORPORATION

may cause a decline in the market price of Leitch's common stock.

Product Defects

If any of the Company's products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company's financial performance.

Third Party Suppliers

The Company uses third-party suppliers for all components used in the Company's systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company's business operations and prospects.

Reliance on Dealers and Systems Integrators

A significant portion of the Company's sales are sourced, developed and closed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch's products, may experience financial difficulties or even close operations. In addition, the Company's dealers and retailers are not contractually obligated to sell Leitch's products. Therefore, they may, at any time, refuse to promote or pay for the Company's products. Also, since many of the Company's distribution arrangements are non-exclusive, resellers may carry competitors' products and could discontinue the Company's products in favour of competitors' products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

The broadcasting and communications industries are regulated by the Federal Communications Commission in the U.S., the Canadian Radio-television and Telecommunications Commission in Canada and by similar regulatory bodies in Europe. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

Outlook

The Company's long-term outlook is unchanged. The Company's short-term strategy is to reduce costs with a view to reducing the Company's breakeven point and becoming the low cost producer in competitive product areas with a view to returning to profitability. The Company has announced that it will remove $10 million from its annual expenses and accordingly the Company expects to return to profitability independent of an increase in capital spending in the professional video market. The Company also continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not significantly compromised its research and development capabilities and recently launched a number of award-winning products that are improving customers' businesses.

LEITCH TECHNOLOGY CORPORATION

      Since 2000 the Company has been investing in the upgrading of its facilities, systems and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the macro-economic downturn. In order to accelerate a return to profitability, the Company will be looking at downsizing its facility investment, while also reducing headcount, focusing on flattening the organization structure through removing layers of management. A decrease in discretionary spending, such as travel and advertising will be managed over the short term. Further, a comprehensive review of the Company's older product lines will be completed in the fourth quarter of fiscal 2004, which will reduce the number of products the Company has to build and stock as the newer product offerings are rounded out.

      The Company believes that its markets continue to have opportunity for future long-term growth although the timing for this growth is uncertain. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high quality video to communicate with employees, customers and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

      The Company believes that it can grow faster than its end markets by developing or acquiring products that address new and existing market needs, by being the low cost provider in competitive product areas and by providing unequaled service in all of its product lines. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new product categories and shifting opportunities for market leadership.

Tim Thorsteinson President & Chief Executive Officer February 24, 2004	David Toews Chief Financial Officer

LEITCH TECHNOLOGY CORPORATION

THIRD QUARTER REPORT 2004

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	January 31, 2004	April 30, 2003

Assets
Current assets:
Cash and cash equivalents	$ 25,463	$ 18,560
Accounts receivable	28,069	29,916
Inventory	56,610	56,873
Future income taxes	3,638	5,705
Income taxes recoverable	498	1,153
Prepaid expenses and other assets	6,553	6,128

	120,831	118,335
Capital assets	37,559	47,403
Future income taxes	26,050	20,020
Investments in partly owned businesses	1,707	1,708

	$ 186,147	$ 187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 21,233	$ 24,837
Income taxes payable	21	39

	21,254	24,876
Future income taxes	6,810	5,407
Shareholders' equity:
Capital stock	234,545	214,066
Cumulative translation account	(3,176)	841
Deficit	(73,286)	(57,724)

	158,083	157,183
Commitments and contingencies

	$ 186,147	$ 187,466

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

THIRD QUARTER REPORT 2004

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Revenue	$ 38,792	$ 49,086	$ 112,728	$ 141,765
Cost of goods sold	21,417	24,749	62,416	69,702

Gross margin	17,375	24,337	50,312	72,063
Expenses (income)
Selling and administrative expenses	14,773	16,754	43,444	50,918
Gross research and development	7,492	9,226	24,266	27,251
Investment tax credits	(703)	(914)	(2,251)	(2,654)
Other charges	—	—	2,918	—
Interest income, net	(65)	(23)	(261)	(57)

	21,497	25,043	68,116	75,458

Loss before amortization, equity interest and income taxes	(4,122)	(706)	(17,804)	(3,395)
Amortization of acquired technology	—	1,502	—	4,512
Equity interest in losses (earnings) of partly owned businesses	(8)	(40)	1	(121)

Loss before income taxes	(4,114)	(2,168)	(17,805)	(7,786)
Income taxes (recovery)	—	(289)	(2,243)	(1,122)

Net loss	$ (4,114)	$ (1,879)	$ (15,562)	$ (6,664)

Loss per share:
Basic	$ (0.12)	$ (0.06)	$ (0.48)	$ (0.22)
Diluted	$ (0.12)	$ (0.06)	$ (0.48)	$ (0.22)

Weighted average number of shares outstanding (thousands):
Basic	34,570	29,782	32,438	29,782
Diluted	34,570	29,782	32,438	29,782

CONDENSED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars — Unaudited)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Retained earnings (deficit), beginning of period	$ (69,172)	$ 35,987	$ (57,724)	$ 40,772
Net loss	(4,114)	(1,879)	(15,562)	(6,664)

Retained earnings (deficit), end of period	$ (73,286)	$ 34,108	$ (73,286)	$ 34,108

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

THIRD QUARTER REPORT 2004

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Cash flows provided by (used in):
Operating activities:
Net loss	$ (4,114)	$ (1,879)	$ (15,562)	$ (6,664)
Items not involving cash:
Depreciation	3,008	3,344	8,901	9,640
Future income taxes	(869)	(591)	(3,701)	(3,541)
Amortization of acquired technology	—	1,502	—	4,512
Equity interest in losses (earnings) of partly owned businesses	(8)	(40)	1	(121)
Deferred gain on disposal of building	(1,126)	—	(1,126)	—
(Gain) loss on disposal of capital assets	(74)	20	(3)	266
Net change in non-cash balances related to operations (note 8)	(5,178)	1,158	(1,636)	3,407

Cash flows provided by (used in) continuing operations	(8,361)	3,514	(13,126)	7,499
Cash flows used in discontinued operations	—	—	—	(508)

Cash flows provided by (used in) operating activities	(8,361)	3,514	(13,126)	6,991
Financing activities:
Issuance of capital stock (net of share issue costs)	—	—	20,479	—

Cash flows provided by financing activities	—	—	20,479	—
Investing activities:
Investment in capital assets	(839)	(398)	(1,906)	(3,709)
Proceeds from disposal of capital assets	3,219	209	3,219	3,062

Cash flows provided by (used in) investing activities	2,380	(189)	1,313	(647)
Change in cash balances due to foreign exchange	797	(367)	(1,763)	(289)

Increase (decrease) in cash and cash equivalents	(5,184)	2,958	6,903	6,055
Cash and cash equivalents, beginning of period	30,647	11,039	18,560	7,942

Cash and cash equivalents, end of period	$ 25,463	$ 13,997	$ 25,463	$ 13,997

Supplementary cash flow information:
Income taxes paid	$ 396	$ 653	$ 396	$ 1,183
Interest paid	1	1	4	106

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

THIRD QUARTER REPORT 2004

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.  OTHER CHARGES

During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $270 has not been paid at January 31, 2004 and will be paid over the balance of fiscal 2004 and into fiscal 2005.

3.  SALE LEASEBACK TRANSACTION

During the quarter ended January 31, 2004, the Company entered into a sale leaseback transaction with respect to its Virginia, USA building. The building was sold for net proceeds of $3,219, resulting in a gain on sale of $1,126. The entire building is being leased back for five years, and approximately 37% of the square footage is being leased for an additional five years. The gain on sale is being deferred and amortized over the weighted average lease term.

4.  BANKING FACILITIES

During the quarter ended October 31, 2003, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a 3 year operating bank line of up to $20,000, bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by substantially all of the North American assets of the Company, and availability is based on quality and aging of Accounts Receivable in North America. No amounts were drawn under the facility at January 31, 2004.

5.  SHARE CAPITAL

Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the net proceeds from the issuance was $20,479 (net of share issue costs of $1,527 and related tax benefit of $460).

LEITCH TECHNOLOGY CORPORATION

6.  STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to, or greater than the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

      For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

      The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and nine months ended January 31, 2004 and 2003. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Net loss
As reported	($4,114)	($1,879)	($15,562)	($6,664)
Pro forma	($4,310)	($2,159)	($16,374)	($7,498)

Loss per share as reported
Basic	($0.12)	($0.06)	($0.48)	($0.22)
Fully diluted	($0.12)	($0.06)	($0.48)	($0.22)

Loss per share pro forma
Basic	($0.12)	($0.07)	($0.50)	($0.25)
Fully diluted	($0.12)	($0.07)	($0.50)	($0.25)

LEITCH TECHNOLOGY CORPORATION

6.  STOCK-BASED COMPENSATION (CONTINUED)

The fair value of each stock option grant was determined on the date of grant. The number of options granted and the weighted average fair value of each option are as follows:

	Three months ended January 31, 2004		Three months ended January 31, 2003		Nine months ended January 31, 2004		Nine months ended January 31, 2003

	Options	Weighted Average fair value	Options	Weighted Average fair value	Options	Weighted Average fair value	Options	Weighted Average fair value

Stock options granted at higher than estimated market price	13,000	$1.80	4,000	$2.87	26,000	$1.68	44,000	$2.89
Stock options granted at estimated market price	300,000	$2.16	—	n/a	300,000	$2.16	—	n/a

The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Risk free interest rate	4.1%	4.3%	3.4-4.1%	4.3-4.9%
Expected life	4.3 years	4.3 years	4.3 years	4.3-5 years
Expected volatility	52%	49%	51-52%	22-49%
Expected dividends	—	—	—	—

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)  Industry Segments

Three months ended January 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$27,840	$6,242	$4,710	—	—	$38,792
Internal	—	—	—	1,152	(1,152)	—

	27,840	6,242	4,710	1,152	(1,152)	38,792

Contribution margin	7,109	1,382	2,095	1,152	(1,152)	10,586
Selling and administrative						14,773
Other charges						—
Interest income						(65)

Loss before amortization, equity interest and income taxes						($4,122)

Total assets	$87,861	$39,217	$37,363	$21,706		$186,147
Capital asset expenditures	448	200	191	—		839

Three months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$33,469	$9,254	$6,363	—	—	$49,086
Internal	—	—	—	1,152	(1,152)	—

	33,469	9,254	6,363	1,152	(1,152)	$49,086

Contribution margin	12,190	1,207	2,628	1,152	(1,152)	16,025
Selling and administrative						16,754
Interest income						(23)

Loss before amortization, equity interest and income taxes						($706)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	248	75	75	—	—	398

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION (CONTINUED)

a)  Industry Segments (continued)

Nine months ended January 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$81,460	$18,946	$12,322	—	—	$112,728
Internal	—	—	—	3,456	(3,456)	—

	81,460	18,946	12,322	3,456	(3,456)	112,728

Contribution margin	20,824	3,513	3,960	3,456	(3,456)	28,297
Selling and administrative						43,444
Other charges						2,918
Interest income						(261)

Loss before amortization, equity interest and income taxes						($17,804)

Total assets	$87,861	$39,217	$37,363	$21,706		$186,147
Capital asset expenditures	1,232	382	292	—		1,906

Nine months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$99,281	$26,937	$15,547	—	—	$141,765
Internal	—	—	—	3,456	(3,456)	—

	99,281	26,937	15,547	3,456	(3,456)	$141,765

Contribution margin	36,367	5,332	5,767	3,456	(3,456)	47,466
Selling and administrative						50,918
Interest income						(57)

Loss before amortization, equity interest and income taxes						($3,395)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	2,339	702	668	—	—	3,709

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION (CONTINUED)

b)  Geographic Segments

Three months ended January 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$15,334	$8,908	$5,391	$9,159	$38,792
Identifiable assets	53,185	30,664	93,036	9,262	186,147
Goodwill and acquired technology	—	—	—	—	—

Three months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$23,026	$9,668	$7,803	$8,589	$49,086
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Nine months ended January 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$47,097	$26,215	$15,623	$23,793	$112,728
Identifiable assets	53,185	30,664	93,036	9,262	186,147
Goodwill and acquired technology	—	—	—	—	—

Nine months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$71,080	$26,130	$20,238	$24,317	$141,765
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

LEITCH TECHNOLOGY CORPORATION

8.  NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended January 31, 2004	Three months ended January 31, 2003	Nine months ended January 31, 2004	Nine months ended January 31, 2003

Accounts receivable	$(2,579)	$(3,609)	$830	$6,519
Inventory	1,894	2,721	262	8,095
Income taxes	(123)	1,421	772	1,104
Prepaid expenses and other assets	(1,314)	(1,653)	(436)	(548)
Accounts payable and accrued liabilities	(3,056)	2,278	(3,064)	(11,763)

	$(5,178)	$1,158	$(1,636)	$3,407

9.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

LEITCH TECHNOLOGY CORPORATION